# Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations


June 2, 2026


Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Division of Corporation Finance:

This is to certify that on June 2, 2026, The Nasdaq Stock Market (the "Exchange") received from AmperCap Acquisition Company (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Units, each consisting of one ordinary share and one right

Ordinary shares, par value $0.0001 per share

Rights, each right entitling the holder to receive one-tenth (1/10) of one ordinary share upon the consummation of an initial business combination


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.


Sincerely,

*Eun Ah Choi*